SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 28, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT



FOR IMMEDIATE RELEASE
CONTACT:

MERANT
Scott Hildebrandt
Chief Financial Officer
(503) 617 2401
Scott.Hildebrandt@merant.com


MERANT Announces Agreement in Principle to Settle Class Action
Securities Litigation

St. ALBANS, UK and HILLSBORO, OR - 28 June 2002 - MERANT (London Stock
Exchange: MRN; Nasdaq National Market: MRNT), a leading provider of software and services supporting the management of enterprise code, content and digital assets,announces that an agreement in principle has been reached to settle all claims in the class action securities litigation pending against MERANT and certain of its current and former officers and directors before the United States District Court for the Northern District of California. All payments made under the proposed settlement and associated costs will be paid by MERANT's insurance carrier.

Gerald Perkel, MERANT's President and Chief Executive Officer, said: "While the company continues to deny the validity of plaintiffs' claims, settlement of this action will further enable our new management team to focus on our business and avoid any distractions associated with this litigation."

The proposed settlement remains subject to the negotiation and signing of a definitive settlement agreement, the approval of the settlement by the United States District Court in Oakland, California and certain other conditions.

About MERANT
MERANT is a leading provider of software and services supporting the management of enterprise code, content and digital assets. At over 30,000 sites worldwide,MERANT software enables companies to track, manage, protect, and reuse assets among project teams, and is highly scalable. The result is a reproducible development process creating faster time-to-market, tighter quality control, and effective collaboration in managing corporate code and content. For additional information,visit www.merant.com.

SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  June 28, 2002              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel